Exhibit 99.1

Hi everyone,

My name is Tema McMillon, and I’m a fine art appraiser at Masterworks.

Our latest offering, entitled “xGxlxaxtxtx x(xSxmxoxoxtxhx)x,” is a dynamic large-scale example of Albert Oehlen’s signature mode of abstraction, which he calls “post-non-representational.”

This offering belongs to an especially desirable sub-set of those works, which are some of the most commercially successful produced by the artist and have achieved prices at auction in excess of $2 million. These examples include “Untitled” from 2005, which is similar in size and sold for the equivalent of $2.3 million in June of 2019 at Sotheby’s, London; and “Treppe” from 2006, which sold for $2.3 million on November 15, 2019 at Sotheby’s, New York.

Oehlen is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s. In 2021, Oehlen ranked in the top 200 artists, with a total auction turnover of almost $13 million.

To find potential investment opportunities from the artist, our acquisitions team is actively sourcing works by Albert Oehlen and has been offered over 100 examples from around the world with offer prices in excess of $4 million. Of these works, we acquired only 6 to be offered on the Masterworks platform.

Between October 13, 2006 and October 21, 2020, paintings similar to our offering have increased at an estimated annualized appreciation rate of 17%.